Exhibit 99.1

LatAm Logistic Properties, S.A.

Condensed Consolidated Interim Financial Statements

As of March 31, 2024 and December 31, 2023, and for the three months ended March 31, 2024 and 2023 (restated)

LATAM LOGISTIC PROPERTIES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE (LOSS) INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(in U.S. Dollars)

		For the Three Months Ended March 31
	Notes	2024 (Unaudited)	2023 (As Restated - Note 18) (Unaudited)
REVENUES
Rental revenue		$10,426,249	$9,222,343
Other		57,213	27,643
Total revenues	4	10,483,462	9,249,986

Investment property operating expense	5	(1,531,794)	(1,298,527)
General and administrative		(1,694,097)	(1,179,927)
Investment property valuation gain	9	5,199,274	9,970,936
Interest income from affiliates	7	302,808	156,375
Financing costs	11	(5,562,379)	(5,502,042)
Net foreign currency (loss) gain		(18,244)	165,298
Other income	6	310,530	46,593
Other expenses	6	(4,172,375)	(84,197)
Profit before taxes		3,317,185	11,524,495

INCOME TAX EXPENSE	13	(3,307,358)	(951,615)

PROFIT FOR THE PERIOD		$9,827	$10,572,880

OTHER COMPREHENSIVE (LOSS) INCOME:
Items that may be reclassified subsequently to profit or loss:
Translation (loss) gain from functional currency to reporting currency		(569,283)	2,594,910
TOTAL COMPREHENSIVE (LOSS) INCOME FOR THE PERIOD		$(559,456)	$13,167,790

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owner(s) of the Group		$(1,561,996)	$7,391,220
Non-controlling interests		1,571,823	3,181,660
Total profit for the period		$9,827	$10,572,880

TOTAL COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO:
Owner(s) of the Group		$(2,131,279)	$9,986,130
Non-controlling interests		1,571,823	3,181,660
Total comprehensive (loss) income for the period		$(559,456)	$13,167,790
Weighted average number of shares – basic and diluted		182,121,162	182,763,848
(Losses) earnings per share attributable to owner(s) of the Group – basic and diluted	12	$(0.009)	$0.040

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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LATAM LOGISTIC PROPERTIES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

(in U.S. Dollars)

	Notes	March 31, 2024	December 31, 2023
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$40,682,618	$35,242,363
Due from affiliates	15	—	9,463,164
Lease and other receivables, net	8	3,928,624	3,557,988
Receivable from the sale of investment properties – short term	9	7,206,583	4,072,391
Prepaid construction costs		602,919	1,123,590
Restricted cash equivalent – short term		2,000,000	2,000,000
Other current assets	10	2,906,889	3,443,518
Total current assets		57,327,633	58,903,014

NON-CURRENT ASSETS:
Investment properties	9	528,577,325	514,172,281
Tenant notes receivables – long term, net	8	5,787,267	6,002,315
Receivable from the sale of investment properties – long term	9	—	4,147,507
Restricted cash equivalent – long term		681,110	681,110
Property and equipment, net		347,819	354,437
Deferred tax asset	13	773,100	1,345,859
Other non-current assets		5,762,376	5,218,787
Total non-current assets		541,928,997	531,922,296

TOTAL ASSETS		$599,256,630	$590,825,310

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses		$15,036,704	$13,127,502
Income tax payable	13	1,917,767	2,024,865
Retainage payable		1,867,726	1,737,805
Long term debt – current portion	11	17,423,329	16,703,098
Due to affiliates	15	14,518,618	—
Other current liabilities		765,982	959,539
Total current liabilities		51,530,126	34,552,809

NON—CURRENT LIABILITIES:
Long term debt	11	250,568,220	253,151,137
Deferred tax liability	13	38,545,728	37,451,338
Security deposits		2,461,515	1,790,554
Other non-current liabilities		4,330,102	2,936,555
Total non-current liabilities		295,905,565	295,329,584

TOTAL LIABILITIES		347,435,691	329,882,393

EQUITY:
Common share capital		168,142,740	168,142,740
Additional paid-in capital	3	14,715,628	—
Retained earnings	3	41,835,049	67,878,645
Foreign currency translation reserve		(14,264,266)	(13,694,983)
Equity attributable to owner(s) of the Group		210,429,151	222,326,402
Non-controlling interests		41,391,788	38,616,515
Total equity		251,820,939	260,942,917

TOTAL LIABILITIES AND EQUITY		$599,256,630	$590,825,310

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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LATAM LOGISTIC PROPERTIES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(in U.S. Dollars)

		Attributable to owner(s) of the Group		Additional		Foreign currency	Equity attributable to	Non—
	Notes	Number of Shares	Common share capital	Paid-in Capital	Retained Earnings	translation reserve	owner(s) of the Group	Controlling Interests	Total Equity
BALANCE AS OF DECEMBER 31, 2023		168,142,740	$168,142,740	$—	$67,878,645	$(13,694,983)	$222,326,402	$38,616,515	$260,942,917
Profit for the period		—	—	—	(1,561,996)	—	(1,561,996)	1,571,823	9,827
Other comprehensive (loss) income		—	—	—	—	(569,283)	(569,283)	—	(569,283)
Total comprehensive (loss) income for the period		—	—	—	(1,561,996)	(569,283)	(2,131,279)	1,571,823	(559,456)
Capital contributions		—	—	—	—	—	—	1,203,450	1,203,450
Stock dividend	3	—	—	14,715,628	(24,481,600)	—	(9,765,972)	—	(9,765,972)
BALANCE AS OF MARCH 31, 2024 (Unaudited)		168,142,740	$168,142,740	$14,715,628	$41,835,049	$(14,264,266)	$210,429,151	$41,391,788	$251,820,939

	Attributable to owner(s) of the Group		Additional		Foreign currency	Equity attributable to	Non—
	Number of Shares	Common share capital	Paid-in Capital	Retained Earnings	translation reserve	owner(s) of the Group	Controlling Interests	Total Equity
BALANCE AS OF DECEMBER 31, 2022 (As previously reported)	168,142,740	168,142,740	$—	$58,544,743	$(32,052,414)	$194,635,069	$33,284,140	$227,919,209
Impact of restatement	—	—	—	6,194,569	(15,633)	6,178,936	(31,675)	6,147,261
BALANCE AS OF JANUARY 1, 2023 (As Restated – Note 18)	168,142,740	168,142,740	—	64,739,312	(32,068,047)	200,814,005	33,252,465	234,066,470
Profit for the period	—	—	—	7,391,220	—	7,391,220	3,181,660	10,572,880
Other comprehensive income (loss)	—	—	—	—	2,594,910	2,594,910	—	2,594,910
Total comprehensive income (loss) for the period	—	—	—	7,391,220	2,594,910	9,986,130	3,181,660	13,167,790
Capital contributions	—	—	—	—	—	—	500,000	500,000
BALANCE AS OF MARCH 31, 2023 (Unaudited)	168,142,740	168,142,740	$—	$72,130,532	$(29,473,137)	$210,800,135	$36,934,125	$247,734,260

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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LATAM LOGISTIC PROPERTIES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(in U.S. Dollars)

		For the three months ended March 31 (Unaudited)
	Notes	2024	2023 (As Restated – Note 18)
Cash flows from operating activities:
Profit for the period		$9,827	$10,572,880
Adjustments:
Depreciation and amortization		26,284	30,799
Adjustment for expected credit losses	8	10,969	(52,958)
Net foreign currency gain		(167,748)	(263,285)
Amortization of right-of-use assets		16,992	10,785
Investment property valuation gain	9	(5,199,274)	(9,970,936)
Financing costs	10	5,562,379	5,502,042
Loss on disposal of property and equipment		—	82,465
Straight-line rent		123,863	(656,665)
Interest income		(531,924)	(156,375)
Income tax expense	12	3,307,358	951,615
Working capital adjustments		5,278,131	(702,414)
Income tax paid		(2,058,096)	(504,704)
Net cash provided by operating activities		$6,378,761	$4,843,249

Cash flows from investing activities:
Capital expenditure on investment properties	9	$(6,393,804)	$(4,624,311)
Purchase of property and equipment		(14,939)	(55,600)
Proceeds from sale of investment properties	9	1,170,930	—
Repayments on loans to tenants	8	213,047	183,286
Restricted cash		—	(5,254)
Net cash used in investing activities		$(5,024,766)	$(4,501,879)

Cash flows from financing activities:
Long term debt borrowing	11	$—	$3,526,140
Long term debt repayment	11	(1,645,032)	(2,918,068)
Cash paid for raising debt	11	—	(1,400)
Interest and commitment fee paid	11	(5,842,698)	(6,335,317)
Capital contributions from non-controlling partners		1,203,450	500,000
Proceeds from Business Combination, net of transaction costs paid	3	10,399,045	—
Repayment of office lease liabilities		(17,137)	(11,217)
Net cash provided by (used in) financing activities		$4,097,628	$(5,239,862)

Effects of exchange rate fluctuations on cash held		(11,368)	40,159
Net increase (decrease) in cash and cash equivalents		5,440,255	(4,858,333)
Cash and cash equivalents at the beginning of period		35,242,363	14,988,112
Cash and cash equivalents at the end of period		$40,682,618	$10,129,779

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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LATAM LOGISTIC PROPERTIES, S.A. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in U.S. Dollars)

1.	NATURE OF BUSINESS

Latam Logistic Properties, S.A. (“LLP”) is a company organized in accordance with the laws of the Republic of Panama by public deed dated April 29, 2015, and registered before the Public Registry of Panama on May 4, 2015. On January 2, 2021, the General Assembly of Shareholders unanimously approved the transformation and conversion of Latam Logistic Properties, S.A. from a limited liability company to a corporation, resolution duly registered with the Public Registry of Panama on January 13, 2021. The registered office is located in BMW Plaza, 9th floor, Calle 50, Panama City, Republic of Panama.

Latam Logistic Properties, S.A., through its affiliates and subsidiaries (jointly referred to as “the Group” and individually as “Group entities”), is a fully integrated, internally managed real estate company that develops, owns and manages a diversified portfolio of warehouse logistics assets in Central and South America.

The condensed consolidated interim financial statements of the Group as of March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023 include the condensed consolidated interim financial information of LLP and its subsidiaries.

On August 15, 2023, LLP entered into a definitive business combination agreement (“Business Combination Agreement”) with two (“TWOA”), a Cayman Islands exempted company, Logistic Properties of the Americas Subco (“SPAC Merger Sub”), a Cayman Islands exempted company and a wholly-owned subsidiary of Logistic Properties of the Americas (“LPA”), and LPA Panama Group Corp.(“Company Merger Sub”), a company incorporated under the laws of Panama and a wholly-owned subsidiary of LPA, for a proposed business combination among the parties (the “Business Combination”). On March 27, 2024, the Business Combination was consummated. As a result of the Business Combination, TWOA and LLP each became wholly-owned subsidiaries of LPA. Refer to Note 3 for more details.

These unaudited condensed consolidated interim financial statements comply with the requirements of International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as described in Note 2, and should be read in conjunction with the Group’s most recent audited consolidated financial statements and notes.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

a.	Basis of Accounting - The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard IAS 34 as issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements have been prepared on the historical cost basis except certain investment properties that are measured at fair value as of end of each reporting period, as explained in the accounting policies included in the most recent audited consolidated financial statements and notes. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

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The Group management believes that all adjustments that are required for a proper presentation of the financial information are incorporated in these condensed consolidated interim financial statements.

b.	Going Concern – The accompanying condensed consolidated interim financial statements are prepared on a going concern basis in accordance with IAS 1, Presentation of Financial Statements (“IAS 1”), which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As described further in Note 11, the Group obtained a waiver relating to compliance with the debt service coverage ratio as required by its loan covenants with Bancolombia, S.A. (“Bancolombia”) for the assessment on December 31, 2023. The next testing period for the covenants will occur on June 30, 2024. In September 2023, the Group restructured its Bancolombia debt to defer principal payments until May 2024, at which point the Group will have 12 months to pay this accrued principal and interest in full, at no additional cost. The outstanding Bancolombia loan balance as of March 31, 2024 was $41.6 million, with $1.6 million classified within current liabilities on the condensed consolidated interim statement of financial position.

While the Group has fulfilled all debt service payments required by its lending agreements in all jurisdictions to date, current interest rates in Colombia make it probable that further debt waivers or modification of loan covenants will be necessary prior to June 30, 2024, in order to comply with the debt service coverage ratio covenant. The Group’s lending agreements with Bancolombia are only collateralized by four Colombian investment properties, which were valued at $93.0 million and $90.3 million as of March 31, 2024 and December 31, 2023, respectively. No other guarantees have been provided by the Group’s other subsidiaries that would put the Group’s operations outside of Colombia at risk in event of foreclosure. While the $2.3 million in revenue generated by the Group’s Colombian operations for the three months ended March 31, 2024 represents approximately 22.3% of the Group’s consolidated revenues for the period, the Group’s operations outside of Colombia are expected to be profitable and generate adequate liquidity to provide for continued operations. In the event that the Group is unable to obtain further debt waivers, restructure the debt, or otherwise repay the Bancolombia loan, there is a possibility Bancolombia may initiate proceedings to foreclose on its Colombian properties without further recourse. However, this would not create material uncertainty as to the Group’s ability to continue as a going concern in regard to its operations outside of Colombia. Additionally, with the March 27, 2024 consummation of the Group’s Business Combination with TWOA, the Group has gained access to additional capital which further supports the Group’s ability to finance ongoing operations. The Company believes that the capital raised coupled with the current cash projections create enough resources to prevent a foreclosure scenario (Refer to Note 3 for additional information on the Business Combination).

c.	New and amended IFRS accounting standards that are effective for the current year

The condensed consolidated interim financial statements and notes as of March 31, 2024 and 2023 and for the three months ended March 31, 2024 and 2023 are based on accounting policies consistent with those described in Note 2 to the Group’s most recent audited consolidated financial statements and notes. All the new and amended IFRS accounting standards effective as of March 31, 2024 that are relevant to the Group have already been early adopted before January 1, 2024. See details below:

Amendments to IAS 1 - Presentation of Financial Statements - Classification of Liabilities as Current or Non-Current (“2020 Amendment”) - The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. The Group has early adopted the amendment as of January 1, 2023 together with the 2022 Amendment mentioned below.

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Amendments to IAS 1 - Presentation of Financial Statements - Non-Current Liabilities with Covenants (“2022 Amendment”) - The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g. a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date).

The IASB also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

The amendment is effective for annual reporting periods beginning on or after January 1, 2024. The Group early adopted the amendment as of January 1, 2023.

d.	New and amended IFRS Accounting Standards issued but not yet effective

At the date of authorization of these financial statements, the Group has not applied the following new IFRS Accounting Standards that have been issued but are not yet effective:

IFRS 18 Presentation and Disclosure in Financial Statements – On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. The new Accounting Standard introduces significant changes to the structure of a group’s income statement and new principles for aggregation and disaggregation of information. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Group is currently evaluating the impact from the adoption of IFRS 18 on its consolidated financial statements.

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3.	BUSINESS COMBINATION AGREEMENT

On August 15, 2023, LLP entered into a Business Combination Agreement with TWOA, SPAC Merger Sub, and Company Merger Sub, for a proposed Business Combination. Under the Business Combination Agreement, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), among other matters, (a) SPAC Merger Sub will merge with and into TWOA, with TWOA continuing as the surviving company, and, in connection therewith, each issued and outstanding security of TWOA immediately prior to the effective time of the Business Combination will no longer be outstanding and will automatically be canceled, in exchange for the right of the holder thereof to receive a substantially equivalent security of LPA; (b) Company Merger Sub will merge with and into LLP, with LLP continuing as the surviving company, and, in connection therewith, the ordinary shares of LLP (“LLP Shares”) issued and outstanding immediately prior to the Business Combination will be canceled in exchange for the right of the holders thereof to receive ordinary shares of LPA (“LPA Ordinary Shares”); and (c) as a result of the mergers, TWOA and LLP will each become wholly-owned subsidiaries of LPA, and LPA Ordinary Shares will be listed on The New York Stock Exchange (“NYSE”) under the symbol “LPA”, all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

On February 16, 2024, TWOA entered into a subscription agreement (the “Subscription Agreement”) with certain subscriber (“PIPE Investor”) to purchase 1,500,000 TWOA Class A Ordinary Shares at a price of $10.00 per share, for an aggregate purchase price of $15,000,000, in a private placement to be consummated simultaneously with the Closing.

The Business Combination was consummated on March 27, 2024. Following the Business Combination, the ownership structure of LPA was as follows:

	Number of Common Shares	% of Ownership
LPA Ordinary Shares issued to TWOA shareholders	3,897,747	12.3%
LPA Ordinary Shares converted from legacy LLP equity holders	26,312,000	83.0%
LPA Ordinary Shares issued to PIPE Investor	1,500,000	4.7%
Total	31,709,747	100.0%

The impacts of the Business Combination to LLP are summarized as follows:

Equity structure of LLP

Upon the effectiveness of the Business Combination, all 168,142,740 outstanding LLP Shares were cancelled and 168,142,740 shares were reissued in the same par amount of $1.00. Upon Closing, all LLP Shares issued and outstanding immediately prior to the Closing were effectively contributed to LPA in exchange for their right to receive 26,312,000 LPA Ordinary Shares. As a result of the transaction, the total number of legally outstanding LLP Shares did not change and LLP became a wholly-owned subsidiary of LPA.

Transaction-related costs incurred by LLP

For the three months ended March 31, 2024, LLP incurred transaction-related costs of $4,172,375, recorded in other expenses in the condensed consolidated interim statements of profit or loss and other comprehensive (loss) income, primarily consisting of professional service fees such as legal and accounting services pertinent to the Business Combination. Up until March 31, 2024, LLP incurred transaction-related costs totaling $12,478,140, of which $3,796,768 has not yet been paid. As of March 31, 2024, $2,385,261 of the amount not yet paid is recorded within accounts payable and accrued expenses and $1,411,507 is recorded within other non-current liabilities in the condensed consolidated interim statements of financial position. For the three months ended March 31, 2024, LLP paid $4,613,851 for transaction-related costs, of which $3,750,000 was paid with transaction proceeds. See Note 6 for more details.

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Cash bonus to management

In connection with the Business Combination, certain LLP executives were granted a one-time cash bonus totaling $285,000 at Closing, recorded in general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive (loss) income for the three months ended March 31, 2024 and have been recorded within accounts payable and accrued expenses in the condensed consolidated interim statements of financial position as of March 31, 2024. The bonus is expected to be paid out within six months after Closing.

Transaction proceeds LLP received on behalf of LPA

Upon Closing, LLP received transaction proceeds related to the Business Combination of $15,012,896 on behalf of LPA, which was recorded in due to affiliates on the condensed consolidated interim statement of financial position. Immediately following the transfer, LLP disbursed $3,750,000 of the proceeds to pay for the transaction-related costs it has incurred.

Loan receivable from Latam Logistics Investments, LLC (“LLI”)

As further discussed in Note 15, as of January 1, 2024, the Group’s loans to LLI were in default status due to non-payment following the maturity date of December 31, 2023. The Group subsequently provided notice of the default to LLI. On March 12, 2024, an assignment agreement (“Assignment Agreement”) was executed, pursuant to which the loan receivable from LLI was considered settled upon Closing through the foreclosure of the collateralized LLP Shares held by LLI.

Since all the outstanding LLP Shares owned by LLI were reassigned to LLP first and then cancelled, reissued and contributed to LPA at Closing, it is deemed that LLP has effectively issued a stock dividend to LPA. Consequently, LLP recorded a stock dividend of $24,481,600 representing the fair value of the collateralized LLP Shares foreclosed upon Closing. The fair value of the collateralized LLP Shares exceeded the carrying value of the derecognized loan receivable of $9,765,972 by $14,715,628 and is presented within additional paid-in capital on the condensed consolidated interim statements of financial position. Additionally, the Group’s weighted average shares outstanding and basic and diluted earnings per share for the three months ended March 31, 2023 have been recast to retroactively reflect the impact the stock dividend for earnings per share purpose.

The derecognition of the loan receivable from LLI and the recording of the stock dividend represents a non-cash financing activity of the Group in the three months ended March 31, 2024.

Refer to detailed discussion around the loan receivable from LLI in Note 15 and the (loss) earnings per share impact in Note 12.

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4.	REVENUE

The Group’s revenue was as follows:

	Three months ended March 31,
	2024	2023

Non-lease components of rental arrangements	$1,113,354	$969,772
Other	57,213	27,643
Revenue from contracts with customers (IFRS 15)	1,170,567	997,415
Rental income	9,312,895	8,252,571
Total revenue	$10,483,462	$9,249,986

Note 7 contains further information of the Group’s revenue based on segment and geography.

The Group, through its subsidiaries, has entered into various operating leases agreements with customers for the rental of its investment properties. Most of the Group’s lease agreements associated with the investment properties contain an initial lease term from 5 to 10 years and generally include renewal options for one or more additional terms of varying lengths. The Group’s weighted average lease term remaining on leases in the operating properties and properties under development, based on the square footage of the leases in effect as of March 31, 2024 and 2023 was 5.1 years and 6.0 years, respectively.

These leases are based on a minimum rental payment in United States Dollars (USD) for properties located in Costa Rica and Peru, and Colombian Pesos (COP) for properties in Colombia, plus maintenance fees and recoverable expenses, and guarantee deposits associated with the agreements, which are commonly used for covering any repair, improvement tasks or as a final payment when the lease agreement ends.

5.	INVESTMENT PROPERTY OPERATING EXPENSES

Rental property operating expenses were as follows:

	Three months ended March 31,
	2024	2023
Repair and maintenance	$686,908	$611,197
Utilities	182,853	117,535
Insurance	104,210	84,626
Property management	62,186	54,622
Real estate taxes	153,334	211,093
Expected credit loss adjustments	10,969	(52,958)
Other property related expenses	331,334	272,412
Total	$1,531,794	$1,298,527

6.	OTHER INCOME AND OTHER EXPENSES

Other income was as follows:

	Three months ended March 31,
	2024	2023

Interest income	$310,490	$40,454
Other	40	6,139
Total	$310,530	$46,593

Other expenses were as follows:

	Three months ended March 31,
	2024	2023

Transaction-related costs	$4,172,375	$1,732
Loss on disposition of fixed assets	—	82,465
Total	$4,172,375	$84,197

Transaction-related costs primarily consist of professional service fees including legal and accounting services pertinent to the Business Combination. See Note 3 for more details relating to transaction-related costs.

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7.	SEGMENT REPORTING

The Group has three operating segments, based on geographic regions consisting of Colombia, Peru, and Costa Rica. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), the Group’s Chief Executive Officer, in deciding how to allocate resources and assess the Group’s financial and operational performance. The CODM receives information and evaluates the business from a geographic perspective and reviews the Group’s internal reporting by geography in order to assess performance and allocate resources. As a result, the Group has determined the business operates in three distinct operating segments based on geography.

The three geographic segments, Colombia, Peru, and Costa Rica primarily derive revenue from various operating lease agreements with customers for the rental of warehouses. Each of these locations and corresponding operations are presented and managed and separately. The operating segments are each reportable segments, and aggregation of segments is not applied. Unallocated revenue consists of other revenue streams earned by operating subsidiaries that are not allocated to segments for CODM’s review. Unallocated revenue or expenses consist of certain corporate general and administrative expenses, investment property valuation gain, interest income from affiliates, financing costs and certain transaction-related expenses that are not allocated to segments for CODM’s review, as well as financing costs for the bridge loan held by the parent entity.

There was no inter-segment revenue for the three months ended March 31, 2024 and 2023.

The tables below present information by segment presented to the CODM and reconciliations to the Group’s consolidated amounts.

The Group evaluates the performance of its reportable segments based on net operating income. Segment net operating income consists of segment investment property rental revenue less segment investment property operating expense.

	Three months ended March 31,
	2024	2023
Revenue:
Colombia	$2,339,372	$1,714,575
Peru	2,431,060	2,256,351
Costa Rica	5,655,817	5,251,417
Unallocated revenue	57,213	27,643
Total	$10,483,462	$9,249,986

Investment property operating expense:
Colombia	$(242,525)	$(210,503)
Peru	(453,156)	(397,943)
Costa Rica	(836,113)	(690,081)
Total	$(1,531,794)	$(1,298,527)

Net operating income
Colombia	$2,096,847	$1,504,072
Peru	1,977,904	1,858,408
Costa Rica	4,819,704	4,561,336
Total	$8,894,455	$7,923,816

General and administrative:
Colombia	$(236,158)	$(212,277)
Peru	(241,794)	(295,420)
Costa Rica	(752,679)	(508,958)
Corporate	(463,466)	(163,272)
Total	$(1,694,097)	$(1,179,927)

Financing costs
Colombia	$(1,899,793)	$(1,559,787)
Peru	(1,112,689)	(934,809)
Costa Rica	(2,549,897)	(2,631,845)
Corporate	—	(375,601)
Total	$(5,562,379)	$(5,502,042)

11

The following table reconciles segment net operating income to profit before taxes for the three months ended March 31, 2024 and 2023:

	Three months ended March 31,
	2024	2023
Net operating income	$8,894,455	$7,923,816
Unallocated revenue	57,213	27,643
General and administrative	(1,694,097)	(1,179,927)
Investment property valuation gain	5,199,274	9,970,936
Interest income from affiliates	302,808	156,375
Financing costs	(5,562,379)	(5,502,042)
Net foreign currency loss (gain)	(18,244)	165,298
Other income	310,530	46,593
Other expenses	(4,172,375)	(84,197)
Profit before taxes	$3,317,185	$11,524,495

Segment Assets and Liabilities

For the purposes of monitoring segment performance and allocating resources between segments, the CODM monitors select assets and liabilities attributable to each segment. The following table summarizes the Group’s total assets by reportable operating segment as of March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
Segment investment properties
Colombia	$136,151,410	$131,057,446
Peru	136,401,158	127,350,614
Costa Rica	256,024,757	255,764,221
Total	$528,577,325	$514,172,281

Reconciling items:
Cash and cash equivalents	40,682,618	35,242,363
Due from affiliates	—	9,463,164
Lease and other receivables, net	3,928,624	3,557,988
Receivables from the sale of investment properties - short term	7,206,583	4,072,391
Receivable from the sale of investment properties - long term	—	4,147,507
Prepaid construction costs	602,919	1,123,590
Other current assets	2,906,889	3,443,518
Tenant notes receivables - long term, net	5,787,267	6,002,315
Restricted cash equivalent	2,681,110	2,681,110
Property and equipment, net	347,819	354,437
Deferred tax asset	773,100	1,345,859
Other non-current assets	5,762,376	5,218,787
Total assets	$599,256,630	$590,825,310

Segment debt
Colombia	$47,409,754	$47,654,090
Peru	60,564,636	61,260,237
Costa Rica	160,017,159	160,939,908
Total	$267,991,549	$269,854,235

Reconciling items:
Accounts payable and accrued expenses	15,036,704	13,127,502
Income tax payable	1,917,767	2,024,865
Retainage payable	1,867,726	1,737,805
Other current liabilities	765,982	959,539
Deferred tax liability	38,545,728	37,451,338
Due to affiliates	14,518,618	—
Security deposits	2,461,515	1,790,554
Other non-current liabilities	4,330,102	2,936,555
Total liabilities	$347,435,691	329,882,393

12

Geographic Area Information

	March 31, 2024	December 31, 2023
Long-lived assets
Colombia	$136,182,676	$131,147,272
Peru	136,468,789	127,416,698
Costa Rica	256,231,319	256,000,132
Total	$528,882,784	$514,564,102

8.	LEASE AND OTHER RECEIVABLES, NET

As of March 31, 2024 and December 31, 2023, lease and other receivables, net were as follows:

	March 31, 2024	December 31, 2023

Lease receivables, net	$2,961,689	$2,703,760
Tenant notes receivables - short term, net	827,255	804,749
Others	139,680	49,479
Sub-total	3,928,624	3,557,988
Tenant notes receivable - long term, net	5,787,267	6,002,315
Lease and other receivables, net	$9,715,891	$9,560,303

The expected credit loss allowance provision for lease receivables and tenant notes receivables as of March 31, 2024 and March 31, 2023 reconciled to the opening loss allowance for that provision as follows:

	March 31, 2024			March 31, 2023
	Lease Receivables	Tenants Notes Receivables	Total	Lease Receivables	Tenants Notes Receivables	Total

Beginning balance	$831,805	$114,201	$946,006	$2,646,337	$126,640	$2,772,977
Adjustments in loan loss allowance recognized in profit or loss during the period	14,200	(3,231)	10,969	(169,692)	116,734	(52,958)
Receivables written-off during the period as uncollectible	—	—	—	(1,733,379)	(5,734)	(1,739,113)
Ending balance	$846,005	$110,970	$956,975	$743,266	$237,640	$980,906

13

9.	INVESTMENT PROPERTIES

As of March 31, 2024, the Group obtained a valuation from independent appraisers in order to determine the fair value of its investment properties. Gains and losses arising from changes in the fair values are included in the condensed consolidated interim statements of profit or loss and other comprehensive (loss) income in the period in which they arise.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

●	Level 2 - Inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 - Inputs are unobservable inputs for the asset or liability, among others, statistics information, and own Group’s information, in some instances based on the information provided by some independent experts.

As of March 31, 2024 and December 31, 2023, all owned investment properties are guaranteeing the Group’s debt.

As of March 31, 2024 and December 31, 2023, investment properties were as follows:

	Fair Market Value (“FMV”) as of	FMV as of
	March 31,	December 31,
	2024	2023

Land bank:
Land bank under right-of-use
Peru	$1,696,054	$619,976
Sub-total	1,696,054	619,976
Owned land bank
Colombia	24,653,869	24,100,446
Sub-total	24,653,869	24,100,446
Total Land Bank	26,349,923	24,720,422
Properties under development:
Properties under right-of-use
Peru	14,950,000	12,260,000
Sub-total	14,950,000	12,260,000
Owned properties
Peru	17,170,000	22,230,781
Costa Rica	14,794,000	10,891,000
Sub-total	31,964,000	33,121,781
Total properties under development	46,914,000	45,381,781
Operating Properties
Owned properties
Colombia	111,497,541	106,957,000
Peru	102,585,104	92,239,857
Costa Rica	241,230,757	244,873,221
Sub-total	455,313,402	444,070,078
Total operating properties	455,313,402	444,070,078
Total operating properties and properties under development	502,227,402	489,451,859
Total	$528,577,325	$514,172,281

14

Disclosed below is the valuation technique used to measure the fair value of investment properties, along with the significant unobservable inputs used.

Valuation Techniques - This fair value measurement is considered Level 3 of the fair value hierarchy, except where otherwise noted below.

–	Operating Properties - The valuation model considers a combination of the present value of net cash flows to be generated by the property, the direct capitalization of the net operating income, and the replacement cost to construct a similar property.

i.	The present value of net cash flows generated by the property takes into account the expected rental growth rate, vacancy periods, occupancy rate, lease incentive costs such as rent-free periods and other costs not paid by tenants. The expected net cash flows are discounted using risk adjusted discount rates. Among other factors, the discount rate estimation considers the quality of a building and its location, tenant credit quality and lease terms.

ii.	The direct capitalization method. This method involves capitalizing a fully leased net operating income estimate by an appropriate yield. This approach is best utilized with stabilized assets, where there is little volatility in the net income and the growth prospects are also stable. It is most commonly used with single tenant investments or stabilized investments. involves capitalizing the property net operating income at a market capitalization rate. The net operating income is determined by using the property Effective Gross Income (EGI) net of operating expenses. The EGI is determined by the property’s Potential Gross Income (PGI) through analysis of the property actual historic income and an analysis of competitive current market income rates and deducting the PGI with an estimate for vacancy and collection.

iii.	The cost approach. The cost approach involves the estimation of the replacement cost of the building and site improvements that a prudent and rational person would pay no more for a property than the cost to construct a similar and competitive property - assuming no undue delay in the process.

–	Properties Under Development - The valuation model considers the present value of net cash flows, direct capitalization, and the cost approaches adjusted by the net present value of the cost to complete and vacancy in the properties under construction.

–	Land Bank - The valuation model used for the land portfolio is a combination of sales comparison approach (or market approach), cost approach, residual land value approach and the discounted cash flow method. For undeveloped land, the market approach is used. For land that is under development, the market approach is used in conjunction with the cost approach and residual land value approach, and the discounted cash flow approach, to determine the fair value of the finished lots.

i.	The sales comparison approach. This approach compares sales or listing of similar properties with the subject property using the price per square feet (Level 2 input). This approach is given supporting weight in this analysis because of the well-supported range of value within this approach and the likelihood that the subject could be purchased by an owner-user.

ii.	The cost approach. This approach is based on the principle of substitution that a prudent and rational person would pay no more than the cost to construct a similar property. This approach generally considers estimated replacement cost of the land and the site improvements (e.g., infrastructure) and estimated depreciation accrued to the improvements (Level 2 input).

iii.	The residual land value approach. This approach involves residual amount after deducting all known or anticipated costs required to complete the development from the anticipated value of the project when completed after consideration of the risks associated with the completion of the project (Level 2 input).

15

Significant Inputs as of March 31, 2024 and December 31, 2023 —

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value	Relationship of unobservable inputs to fair value
Operating Properties	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2024: 8.0% 2023: 7.9%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2024: 10.8% 2023: 10.8%	The higher the risk adjusted discount rate, the lower the fair value.
		Direct capitalization method	Occupancy rate	2024: 98.2% 2023: 98.2%	The higher the occupancy rate, the higher the fair value.
			Going in stabilized capitalization rate	2024: 7.9% 2023: 7.9%	The higher the stabilized capitalization rate, the lower the fair value
Properties Under Development	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2024: 8.1% 2023: 8.1%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2024: 10.4% 2023: 10.8%	The higher the risk adjusted discount rate, the lower the fair value.
		Direct capitalization method	Occupancy rate	2024: 96.9% 2023: 97.7%	The higher the occupancy rate, the higher the fair value.
			Going in stabilized capitalization rate	2024: 8.1% 2023: 8.0%	The higher the stabilized capitalization rate, the lower the fair value
Land Bank	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2024: 7.75% 2023: 7.75%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2024: 11.75% 2023: 11.75%	The higher the risk adjusted discount rate, the lower the fair value.

The reconciliation of investment properties for the three months ended March 31, 2024 and 2023, were as follows:

	March 31, 2024	March 31, 2023

Beginning balance	$514,172,281	$448,808,634
Additions	9,880,885	10,560,325
Foreign currency translation effect	(675,115)	4,299,509
Gain on valuation of investment properties	5,199,274	9,970,936
Ending balance	$528,577,325	$473,639,404

16

Investment Properties Dispositions —

On November 24, 2023, the Group closed the sale of its investment property, Latam Parque Logistico Calle 80 Building 500A (with a carrying value of USD 17,634,208 as of closing), to a third party for consideration of COP 79,850,000,000 (equivalent of USD 19,512,112 as of closing). Of the total consideration, COP 33,829,392,065 (equivalent of USD 8,266,536 as of closing) was transferred directly to ITAU to settle the liabilities directly associated with the investment property. The remaining consideration is expected to be received within fifteen months after closing, through six installment payments. The Group has received the first upfront installment payment of COP 11,505,151,984 (equivalent of USD 2,778,063 as of the payment date) in October 2023. As of closing, the total future installments were discounted by an implicit rate estimated based on certain Level 2 inputs discussed above. The discount on total installments would be subsequently accreted back over the time over the remaining payment term.

During the three months ended March 31, 2024, the Group recognized interest income of $229,116 included in other income in the condensed consolidated interim statements of profit or loss and other comprehensive (loss) income. The Group received the second installment payment of COP 4,602,060,793 (equivalent of USD 1,170,930 as of the payment date) in February 2024, and expects to receive the remaining in 2024 and 2025. The carrying amount of the receivables from the sale of investment properties is $7,206,583 and $8,219,898 as of March 31, 2024 and December 31, 2023, respectively.

In accordance with the purchase and sale agreement, as of March 31, 2024, the deferred cash payments will be paid to the Group in the upcoming four installments based on the following schedule:

Consideration
Installment Payment due in May 2024	$1,197,736
Installment Payment due in August 2024	1,197,736
Installment Payment due in November 2024	1,197,736
Installment Payment due in February 2025	4,192,076
Discount on future payments	(578,701)
Receivables from the sale of investment properties - short term	$7,206,583

There are no other disposition activities during the periods presented.

10.	OTHER CURRENT ASSETS

The detail of other current assets as of the March 31, 2024 and December 31, 2023 were as follows:

	March 31, 2024	December 31, 2023
Value added tax receivable	$1,262,896	$2,207,983
Prepaid Taxes	762,532	651,925
Other	881,461	583,610
Total	$2,906,889	$3,443,518

17

11.	LONG TERM DEBT

As of March 31, 2024 and December 31, 2023, the debt of the Group was as follows (all loans are USD denominated, except loans in Colombia are COP denominated):

Financial Institution	Type	Expiration	Annual Interest Rate	Restricted Cash at March 31, 2024	Restricted Cash at December 31, 2023	Remaining Borrowing Capacity at March 31, 2024	Amount Outstanding at March 31, 2024	Amount Outstanding at December 31, 2023
Costa Rica (USD denominated)
Banco Davivienda Costa Rica, S.A.	Mortgage Loan	Nov 2038	Year 1: 7.0% Year 2: 7.3% Thereafter: 3Mo SOFR + 240 bps	—	—	—	7,897,902	7,974,306
BAC Credomatic, S.A.	Mortgage Loan	July 2031	3Mo SOFR + 378 bps, no min. rate (except for the fixed rate of 8.1% from March 2023 to March 2024)	—	—	1,493,126	46,556,874	46,908,999
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	Year 1: 5.9% Year 2: 6.2% Thereafter: 3Mo SOFR+140 bps	—	—	—	65,419,622	65,727,171
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	Year 1: 5.9% Year 2: 6.2% Thereafter: 3Mo SOFR+140 bps	480,000	480,000	—	18,199,432	18,285,023
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	Year 1: 5.9% Year 2: 6.2% Thereafter: 3Mo SOFR+140 bps	—	—	—	15,093,231	15,164,206
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	Year 1: 6.4% Year 2: 7.3% Thereafter: 3Mo SOFR + 280 bps	140,485	140,485	—	6,888,317	6,918,421
Total Costa Rica Loans				$620,485	$620,485	$1,493,126	$160,055,378	$160,978,126

Peru (USD denominated)
BBVA Peru Tranche 1	Mortgage Loan	March 2053	8.50%	—	—	—	48,133,444	48,670,000
BBVA Peru Tranche 2	Mortgage Loan	March 2053	8.40%	—	—	—	11,144,274	11,330,000
BBVA Peru	Mortgage Loan	July 2024	8.35%	2,000,000	2,000,000	—	2,000,000	2,000,000

Total Peru Loans				$2,000,000	$2,000,000	—	$61,277,718	$62,000,000
Colombia (COP denominated)
Bancolombia, S.A.	Mortgage Loan	January 2036	IBR +327 bps no min. rate	—	—	—	22,965,345	23,087,020
Bancolombia, S.A.	Mortgage Loan	May 2036	IBR +365 bps no min. rate	—	—	—	18,639,377	18,738,132
BTG	Secured Bridge Loan	August 2024	IBR +720 bps no min. rate	—	—	—	6,506,520	6,540,992

Total Colombia Loans				—	—	—	$48,111,242	$48,366,144
Total				$2,620,485	$2,620,485	$1,493,126	$269,444,338	$271,344,270

Accrued financing costs							745,165	752,874
Debt issuance costs, net							(2,197,954)	(2,242,909)

Total Debt							$267,991,549	$269,854,235
Less: Current portion of long-term debt							(17,423,329)	(16,703,098)
Total Long-term debt							$250,568,220	$253,151,137

18

Debt Agreements

IFC

The IFC secured credit facility includes full development of Latam Logistic Lima Sur through a two-tranche facility. Latam Logistic Lima Sur is a total of six buildings development divided in two phases. The loan has an aggregate borrowing capacity of $53,000,000 and is divided in two tranches corresponding to each development phase.

●	Tranche 1 – The loan is for the financing of the development of phase 1. The loan has a total borrowing capacity of $27,100,000 and is interest only until January 15, 2020, with a balloon payment of $6,865,611 at expiration on July 15, 2028. As of December 31, 2022, the Group had disbursed all of the tranche.
●	Tranche 2 – The loan is for the financing of the development of phase 2. The loan has a total borrowing capacity of $25,900,000 and is interest only until January 15, 2022, with a balloon payment of $6,475,000 at expiration on July 15, 2030. As of December 31, 2022, the Group had disbursed $15,607,323.

The loan bears a commitment fee over unborrowed amounts until January 15, 2022, as follows:

–	June 16, 2019 – December 31, 2019 – 0.50% over unborrowed amount.
–	January 1, 2020 – June 30, 2021 – 1.00% over unborrowed amount.
–	July 1, 2021 – January 15, 2022 – 1.50% over unborrowed amount.

On March 14, 2022, the Group negotiated a new interest rate on the IFC Tranche 1, reducing the spread by 100 basis points, to 425 basis points, effective July 15, 2022. All the other terms and conditions of the loan with IFC remained the same. A gain of $351,503 was recognized as financing costs in the first quarter of 2022 as part of modification of this debt facility.

On October 26, 2023, the Group drew on its debt facilities with IFC for a total of $10,292,677 to finance the construction of the Lurin I project in Peru. The related interest expense directly attributable to the construction is capitalized.

On December 15, 2023, the Group refinanced the debt outstanding with IFC Tranche 1 and Tranche 2 for a total amount of $46,973,443 with a mortgage loan denominated in USD with Banco Bilbao Vizcalla (“BBVA”) for an aggregate amount of $60,000,000. An extinguishment loss of $1,651,793 was recognized as financing costs during the fourth quarter of 2023 as part of the extinguishment of this debt facility.

ITAU

On January 6, 2021, LLP entered into a COP denominated secured construction loan facility with ITAU for a total borrowing capacity of COP$35,000 million ($10.1 million as of closing). Proceeds were used for the financing of the construction of building 500 in Latam Logistic Park Calle 80 in Bogota, Colombia. The loan matures on July 6, 2033. The loan bears an annual interest rate of IBR (a short-term interest rate for the Colombian Peso determined by the board of directors of Colombia’s Central Bank) plus 447 basis points and has an annual commitment fee of 0.50% of the undrawn amount of the credit line. The loan was interest only until April 20, 2022, and was fully drawn in October 2021. The debt facility with ITAU was paid in full through a sale of the mortgaged property to a third-party buyer. The buyer provided an advance of the payment directly to ITAU on August 31, 2023, in order to settle the outstanding debt. An extinguishment loss of $118,073 was recognized as financing costs during the third quarter of 2023 as part of the extinguishment of this debt facility.

19

Bancolombia

On January 22, 2021, LLP entered into a COP denominated financing agreement of COP44,500 million ($12.8 million as of the transaction date) with Bancolombia, S.A. for the financing of the construction of building 300 in Latam Logistic Park Calle 80 in Bogota, Colombia. As of December 31, 2021, the financing was fully disbursed. This financing agreement was further increased by COP$30,000 million ($7.0 million of extension). The financing bears an interest rate of IBR plus 365 basis points, commitment fees of 0.1% per month of the undrawn amount of the loan and has a 15-year term with a balloon payment of 40% at expiration (COP$29,901 million, or $6.9 million as of extension). LLP began to make principal payments in November 2021. On January 19, 2022, the Group increased by COP$34,000 million ($8.4 million per the transaction date exchange rate, same applies to hereafter) its existing financing facilities denominated in COP with Bancolombia from COP$57,810 million ($14.3 million) to COP$91,810 million ($22.7 million). The financing has a fourteen-year term with a balloon of COP$42,866 million ($11.4 million) at expiration. The interest accrues at Colombian IBR plus 327 basis points.

On September 22, 2023, the Group negotiated a deferral of principal with Bancolombia, deferring all principal payments for seven months, beginning on October 1, 2023. All the other terms and conditions of the loan with Bancolombia remained the same. A modification gain of $70,058 was recognized as financing costs during the third quarter of 2023 as part of the modification of this debt facility.

BAC Credomatic

In March 2021, LLP entered into two U.S. dollar denominated mortgage loan facilities with BAC Credomatic, S.A. for an aggregate amount of $10.0 million for the financing of the acquisition of two operating properties in San José, Costa Rica. The loans have a fifteen-year term and bear an annual interest rate of three-month LIBOR plus 423 basis point with a minimum interest rate of 5.0%. This loan was refinanced to Banco Nacional de Costa Rica on April 28, 2023.

On July 7, 2021, LLP entered into a U.S. dollar denominated mortgage loan facility of up to $45.5 million with Banco BAC San José, S.A. (“BAC”) on behalf of Latam Parque Logístico San José - Verbena partnership. Proceeds will be used to finance the construction of Latam Parque Logístico San José - Verbena, a five-building class-A master-planned logistic park totaling 829,898 square feet of net rentable area, in the Alajuelita submarket in San José, Costa Rica. The loan can be drawn in multiple disbursements up to approximately 60% of the total investment of the project. The mortgage loan has a term of 10 years with a 15-year amortization profile. The stated interest rate is the three-month LIBOR plus 423 basis points. In October 2022, the stated interest rate on the debt facility changed to the three-month SOFR plus 378 basis points. The debt facility has an amortization grace period of 30 months and does not accrue any commitment fees. This loan was refinanced on April 30, 2024, refer to Note 19 for further details.

On February 16, 2022, the Group repaid one of the loans with BAC Credomatic due to the sale of the underlying property. The loan outstanding balance at the time of the sale was $2,868,155 and an extinguishment loss of $586 was recognized as financing costs during the first quarter of 2022 as part of the extinguishment of this debt facility. On March 1, 2023, the Group negotiated a reduced interest rate with BAC Credomatic, S.A. reducing the interest rate from 3-month SOFR plus 378 basis points to 8.12% for six months. All the other terms and conditions of the loan with BAC remained the same. A gain of $121,038 was recognized as financing costs during the first quarter of 2023 as part of the modification of this debt facility. On October 5, 2023, the Group negotiated to keep the reduced interest rate of 8.12% for six more months. All the other terms and conditions of the loan with BAC remained the same. A modification loss of $47,466 was recognized as financing costs in the third quarter of 2023 as part of the modification of this debt facility.

20

As of March 31, 2023, LLP had borrowed $1.0 million of a U.S. dollar denominated mortgage loan facility of up to $1.0 million with Banco BAC San José, S.A. for the financing of the renovations in Latam Bodegas San Joaquin. The loan would have matured on June 24, 2032. The loan had an annual interest rate set at the U.S. Prime Rate plus 110 basis points with no minimum interest rate. This loan was refinanced with Banco Nacional de Costa Rica on April 28, 2023.

Banco Promerica

On August 16, 2021, LLP entered into a U.S. dollar denominated mortgage loan of $7.0 million with Banco Promerica de Costa Rica, S.A. for the purchase of a 118,403 square feet logistic facility located in the Coyol submarket in San José, Costa Rica. The loan has a fifteen-year term. The stated interest rate is the U.S. Prime Rate plus 475 basis points. This loan was refinanced to Banco Nacional de Costa Rica on April 28, 2023.

Banco Davivienda

On January 6, 2022, the Group negotiated a new interest rate on the Davivienda de Cosa Rica loans 3-month LIBOR plus 475 basis points and eliminated the interest rate floor, all the other terms and conditions of the loans with Davivienda de Costa Rica remained the same. A modification gain of $4,077,399 was recognized as financing costs during the first quarter of 2022 as part of the modification of this debt facility.

Banco Nacional

On April 28, 2023, the Group refinanced all outstanding loans with Banco Davivienda de Costa Rica, Banco Promerica de Costa Rica, S.A. and all loans except one with BAC Credomatic, S.A., with Banco Nacional de Costa Rica, S.A. An extinguishment loss of $6,555,113 was recognized as financing costs during the second quarter of 2023 as part of the extinguishment of these debt facilities. The Group entered into four U.S. dollar denominated mortgage loans with Banco Nacional de Costa Rica for an aggregate amount of $107,353,410. The loans have a twenty-five-year term. The loans bear a fixed annual interest rate for the first two years and a variable rate thereafter.

On November 1, 2023, LLP refinanced a debt outstanding with Banco Nacional de Costa Rica, S.A. ($7,373,460) with a mortgage loan denominated in USD with Davivienda de Costa Rica for an aggregate amount of $8,000,000. The new mortgage loan matures in 15 years. The loan is subject to a fixed interest rate of 7.00% in the first year, and a rate of 6-month SOFR plus 2.4% adjustable monthly from the second year onwards.

BTG

On August 25, 2023, and August 30, 2023, LLP entered into two new line of credit agreement with BTG Pactual Colombia S.A. for COP 15,000,000,000 and COP 10,000,000,000, respectively (approximately $3,679,266 and $2,433,042, respectively, at the date the transactions were initiated). Interest is calculated and paid monthly at the rate of a one-month Colombian IBR plus 720 basis points. Principal repayment is due at maturity, on August 25, 2024, and August 30, 2024, respectively. This debt agreement is guaranteed by the trust established for Latam Logistic Col Propco Cota 1, where Banco BTG Pactual Colombia S.A is established as a guaranteed creditor, with three underlying properties defined as guarantees.

BBVA

On October 19, 2023, the Group entered into a new line of credit agreement with El Banco BBVA Peru for $2,000,000. The line of credit agreement has a nominal rate of 14.45% fixed and an annual effective rate of 8.35%. The line of credit agreement matures in 9 months and follows a monthly repayment schedule. This debt agreement is a senior unsecured loan and is not guaranteed by any of the properties of the Group. As of the issuance date, the Company has fully drawn the line of credit.

On December 15, 2023, LLP entered into a mortgage loan with El Banco BBVA Peru for a total of $60,000,000. The mortgage loan consists of two components: Tranche A and Tranche B. The Tranche A totaling $48,670,000 was used to refinance the Group’s existing debt with IFC. The Tranche B totaling $11,330,000 is expected to finance LLP’s other real estate projects. Tranche A and B will mature in 10 years (with a 35% balloon payment for Tranche A) and carry a fixed interest rate of 8.5% and 8.4%, respectively.

LIBOR Rate – The Group modified all of it Costa Rican loans from LIBOR rate to SOFR by December 31, 2022. In July 2023, the Group modified the rate for IFC loans from 6-month LIBOR to 6-month SOFR. No further modifications from LIBOR to SOFR have been made as of March 31, 2024.

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Long-Term Debt Maturities – Scheduled principal and interest payments due on the Group’s debt as of March 31, 2024, are as follows:

	Mortgage Loan	Secured Bridge Loan	Total
Maturity:
Remainder of 2024	$8,531,527	$6,506,520	$15,038,047
2025	9,435,895	—	9,435,895
2026	10,079,490	—	10,079,490
2027	11,312,860	—	11,312,860
2028	11,761,271	—	11,761,271
2029	12,182,209	—	12,182,209
Thereafter	199,634,566	—	199,634,566
Accrued and deferred financing cost, net	(1,452,789)	—	(1,452,789)
Total	$261,485,029	$6,506,520	$267,991,549

Financing Cost – The following table summarizes the components of financing cost including the deferred financial cost amortization for the three months ended March 31, 2024 and 2023:

	Three months ended March 31, 2024
	2024	2023
Gross interest expense	$5,843,082	$5,602,004
Gross commitment fees	—	38,778
Amortization of debt issuance cost	33,542	296,154
Debt modification gain	—	(121,038)
Other expense	15,878	24,559
Total financing cost before capitalization	5,892,502	5,840,457
Capitalized amounts into investment properties	(330,123)	(338,415)
Net financing cost	$5,562,379	$5,502,042
Total cash paid for interest and commitment fees	$5,842,698	$6,335,317

Debt Reconciliation – The reconciliation of the Group’s debt as of March 31, 2024 and 2023 were as follows:

	Three months ended March 31,
	2024	2023
Beginning balance	$269,854,235	$209,326,775
Secured bank debt borrowings	—	3,526,140
Secured bank debt repayments	(1,645,032)	(2,918,068)
Debt issuance cost	—	(1,400)
Deferred financing cost amortization	33,542	286,449
Debt modification gain	—	(121,038)
Foreign currency translation effect	(251,196)	1,518,381
Ending balance	$267,991,549	$211,617,239

Financial Debt Covenants – The loans described above are subject to certain affirmative covenants, including, among others, (i) reporting of financial information; and (ii) maintenance of corporate existence, the security interest in the properties subject to the loan and appropriate insurance for such properties; and (iii) maintenance of certain financial ratios. In addition, the loans are subject to certain negative covenants that restrict Latam Logistic Properties ability to, among other matters, incurs in additional indebtedness under or create additional liens on the properties subject to the loans, change its corporate structure, make certain restricted payments, enter into certain transactions with affiliates, amend certain material contracts.

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The loans contain, among others, the following events of default: (i) non-payment; (ii) false representations; (iii) failure to comply with covenants; (iv) inability to generally pay debts as they become due; (v) any bankruptcy or insolvency event; (vi) disposition of the subject properties; or (vii) change of control of the subject properties.

As of March 31, 2024 and December 31, 2023, the group was compliant with, or otherwise had waivers for all debt covenants with its lenders.

The Group received waivers for the requirement to comply with the Banco Davivienda and Bancolombia financial covenants on February 17, 2023 and September 25, 2023, respectively. In April 2023, the Group refinanced its Banco Davivienda debt, thereby relieving any covenant requirement with that lender. The Bancolombia waiver was effective through the testing period of December 31, 2023, and ratio compliance testing will next be applicable for this loan in June 2024. The outstanding Bancolombia loan balance as of March 31, 2024 was $41.6 million, with $1.6 million classified within current liabilities on the condensed consolidated interim statement of financial position. The Group was in compliance with all the other debt covenants as of December 31, 2023 and March 31, 2024.

12.	(LOSS) EARNINGS PER SHARE

The Group determines basic (loss) earnings per share based on the weighted average number of shares of common stock outstanding during the period. The Group computes diluted earnings per share on the weighted average number of shares outstanding combined with the incremental weighted average effect from all outstanding potentially dilutive instruments. There were no potentially dilutive instruments for the three months ended March 31, 2024 and 2023.

The calculated basic and diluted (loss) earnings per share for the three months ended March 31, 2024 and 2023, were as follows:

	Three months ended March 31,
	2024	2023

(Loss) earnings per share – basic and diluted	$(0.009)	$0.040
Net (loss) earnings attributed to owner(s) of the Group	$(1,561,996)	$7,391,220
Weighted average number of shares – basic and diluted	182,121,162	182,763,848

As discussed in detail in Note 3, as part of the foreclosure of the collateralized LLP Shares held by LLI, LLP issued a stock dividend to LPA with no increase in resources. As a result of this, the Group’s weighted average shares outstanding used in the basic and diluted (loss) earnings per share have been recast to retroactively reflect the impact of the stock dividend as if the event had occurred at the beginning of the earliest period presented.

13.	INCOME TAX

LLP is a foreign corporation that is not subject to United States federal income taxes. Further, LLP is a company organized in accordance with the laws of the Republic of Panama and is not subject to income tax in Panama. LLP has a diversified portfolio, operating in Costa Rica, Colombia and Peru through various subsidiaries located in the local countries. The income tax rates applicable to the LLP in Costa Rica, Colombia and Peru are 30.0%, 35.0% and 29.5%, respectively.

The Group’s effective tax rate for the three months ended March 31, 2024 and 2023 are 99.7% and 8.3%, respectively. The effective income tax rates for the three months ended March 31, 2024 and 2023 were different than the local statutory income tax rates primarily due to the change in deferred tax assets or liabilities related to fluctuations in currency translation for investment properties and debt, movement in unrecognized deferred tax assets, foreign tax rate differential, and current income tax on intercompany dividends.

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14.	EMPLOYEE BENEFITS

Employee benefits are recognized in general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss), and for the three months ended March 31, 2024 and 2023, consisted of the following:

	Three months ended March 31,
	2024	2023
Short-term employee benefits	$1,091,764	$671,323

15.	RELATED PARTY TRANSACTIONS

Transactions between the Group and its related parties are made on terms equivalent to those that prevail in arm’s length transactions.

Subsidiaries

Transactions between the Group and its subsidiaries are eliminated on consolidation and therefore are not disclosed. Details of the principal group companies and partnerships the Group enters into that are fully consolidated are disclosed in the most recent audited consolidated financial statements and notes.

Key Management Personnel Compensation

The amounts disclosed in the table represent the amounts recognized in general and administrative expense on the condensed consolidated interim statements of profit or loss and other comprehensive (loss) income related to key management personnel for the three months ended March 31, 2024 and 2023.

	Three months ended March 31,
	2024	2023
Salaries	$199,321	$185,108
Cash performance bonus	126,369	119,097
Statutory bonus	13,092	15,035
One-time cash bonus related to Business Combination (refer to Note 3)	226,000	—
Non-executive director’s fees	52,806	—
Non-cash benefits	8,484	7,381
Total	$626,072	$326,621

Due from affiliates – On June 25, 2015, the Group entered into a loan agreement with LLI, pursuant to which the Group issued a loan of $3,015,000 to LLI. In July 2020, the loan receivable from LLI was increased to $4,165,000 from $3,015,000 and the maturity date was extended to December 31, 2023. The loan receivable from LLI was further increased to $4,850,000 from $4,165,000 in June 2021, and then to $6,950,00 in May 2022.

The principal amount of $6,265,000 of this loan receivable bears an annual interest rate of 9.0% and the remaining principal amount of this loan receivable does not bear any interest. Principal and interest are due at maturity. In the event of a default, the interest rate increases to an annual rate of 20% until the amount is settled. For the three months ended March 31, 2024, the Group recognized interest income of $302,808 in interest income from affiliates in the condensed consolidated interim statements of profit or loss and other comprehensive (loss) income.

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As of January 1, 2024, the Group’s loans to LLI were in default status due to non-payment following the maturity date of December 31, 2023. On March 12, 2024, LLI entered into an Assignment Agreement with LLP, pursuant to which LLI unconditionally and irrevocably assigned in favor of LLP the right to receive the LPA Ordinary Shares upon the closing of the Business Combination. As part of the Assignment Agreement, the Group agreed to waive its right to receive the corresponding LPA Ordinary Shares. Upon Closing, the loans receivables from LLI of $9,765,972 were considered settled through the foreclosure of the collateralized LLP Shares held by LLI.

As of March 31, 2024 and December 31, 2023, the loan receivable from affiliates balances outstanding were as follows:

	March 31, 2024	December 31, 2023

Interest receivable:
Latam Logistics Investments, LLC	$—	$2,324,041
Notes receivable:
Latam Logistics Investments, LLC	—	7,139,123
Total due from affiliates	$—	$9,463,164

Refer to detailed discussion around the impact of Business Combination on the loan receivable in Note 3.

Due to affiliates - As of March 31, 2024, LLP had an outstanding balance due to LPA, the parent entity of LLP, of $14,518,618 as a result of the Business Combination. There was no due to affiliates balance as of December 31, 2023.

Additional transactions with key management personnel – A related party entity provided $187,863 and $137,628 of management and advisory services to the Group for the three months ended March 31, 2024 and 2023, respectively.

16.	FINANCIAL RISK MANAGEMENT

Interest rate risk - Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates. Therefore, variations in interest rates at the reporting date would affect profit or loss.

Liquidity Risk – Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring in unacceptable losses or risking damage to the Group’s reputation, and to maintain a balance between continuity of funding and flexibility through the use of bank deposits and loans.

Exposure to Liquidity Risk – The following tables detail the remaining contractual maturities of financial liabilities at the end of reporting period. The amounts are gross and undiscounted cash flows and include contractual interest payments.

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March 31, 2024	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Thereafter	Total

Accounts payable and accrued expenses	$2,756,990	$3,511,835	$8,767,879	$—	$—	$15,036,704
Lease liability	21,453	67,939	256,529	1,180,362	6,635,415	8,161,698
Income tax payable	—	1,732,470	185,297	—	—	1,917,767
Retainage payable	—	72,902	1,794,824	—	—	1,867,726
Security deposits	—	—	195,000	2,266,515	—	2,461,515
Long and short-term debt	—	2,016,711	15,406,617	43,222,654	208,798,356	269,444,338
Total	$2,778,443	$7,401,857	$26,606,146	$46,669,531	$215,433,771	$298,889,748

December 31, 2023	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Thereafter	Total

Accounts payable and accrued expenses	$764,016	$4,472,279	$7,891,207	—	$—	$13,127,502
Lease liability	8,530	33,060	238,423	1,199,059	6,703,328	8,182,400
Income tax payable	—	2,024,865	—	—	—	2,024,865
Retainage payable	—	155,207	1,582,598	—	—	1,737,805
Security deposits	—	83,234	287,727	1,790,554	—	2,161,515
Long and short-term debt	—	1,624,415	15,078,681	43,032,169	211,609,005	271,344,270
Total	$772,546	$8,393,060	$25,078,636	$46,021,782	$218,312,333	$298,578,357

Fair Values – Management of the Group assessed the fair value of its financial assets and liabilities and concluded that their carrying value approximates their fair value.

17.	COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2024, the Group had agreed construction contracts with third parties and is consequently committed to future capital in respect to investment property under development of $4,920,780. There are no contractual commitments in respect of completed investment property.

Legal Proceedings

In the ordinary course of business, the Group may be party to legal proceedings. On September 13, 2023, the Group has become aware that a lawsuit was filed against a subsidiary of the Group by a construction company for services rendered prior to the reporting date. The Group has recorded a provision in relation to this matter prior to January 1, 2024. On February 29, 2024, the Group settled with the counterparty for a total settlement amount of $237,226.

On November 30, 2023, the Group became aware that a lawsuit was filed against them by a former employee of the Group who rendered services for the Group prior to the reporting date. The Group is currently vigorously defending this lawsuit and believes the claims are without merit. The Group is in the process of analyzing this matter but currently does not have a sufficient basis for concluding whether any loss is probable.

As of March 31, 2024, the group is not involved in any other litigation or arbitration proceedings for which the Group believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Group’s condensed consolidated interim financial statements.

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18.	ACCOUNTING POLICY CHANGE AND RESTATEMENT

Accounting Policy Changes

The Group has renamed captions in its condensed consolidated interim statements of profit or loss and other comprehensive (loss) income for the three months ended March 31, 2023, and condensed consolidated interim statement of cash flows for the three months ended March 31, 2023 to provide a more accurate description of each line item and align with commonly used terminology by industry participants.

Additionally, in an effort to enhance the clarity of financial information for users of the financial statements, the Group has elected to adjust prior accounting policies related to financial statement presentation. As such, certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation.

On the condensed consolidated interim statements of profit or loss and other comprehensive (loss) income, the result was: (i) grouping all debt-related costs, such as, amortization of financing costs and other expenses, as a single financing costs financial statement line item; and (ii) collapsing depreciation and amortization, the amortization of right-of-use assets, and office lease costs into general and administrative expense. These reclassification changes, and elimination of subtotals and headers do not constitute errors because they represent changes in presentation from one acceptable method to another acceptable method under IFRS. They also have no effect on previously reported profit, total assets or liabilities, or net cash flows.

Refer to the tables in the below in “Description of Restatement Matters and Restatement Adjustments” section for a comparison of previous captions and current captions as well as the impact of policy changes by financial statement line item.

Restatement of Previously Issued Financial Statements

The Group is restating its condensed consolidated interim statements of profit or loss and other comprehensive gain (loss) for the three months ended March 31, 2023, and condensed consolidated interim statement of cash flows for the three months ended March 31, 2023, which were originally filed with the Superintendencia Financiera de Colombia (“SFC”).

Description of Restatement Matters and Restatement Adjustments

The categories of the restatement adjustments and their impact on previously reported condensed consolidated interim financial statements are described below.

(a)	Fair value adjustment of investment properties - In accordance with the fair market value model outlined within IAS 40, Investment Property, the Group is required to measure the investment properties as of the end of each reporting period. The Group corrected the carrying value of its investment properties to fair value based on the valuation obtained from an independent appraiser, recognizing a $11,566,567 increase to investment property valuation gain for the three months ended March 31, 2023.

(b)	Adjustments related to debt modification versus extinguishment accounting – The Group made certain accounting adjustments to appropriately reflect the accounting treatment of the Group’s historical debt refinancing activities, either as debt extinguishments or debt modifications, in accordance with IFRS 9. Specifically, in the condensed consolidated interim statements of profit or loss and other comprehensive (loss) income, the Group recognized a gain on debt modification of $121,038 for the three months ended March 31, 2023, Additionally, the Group recorded incremental amortization expenses of $252,924 for the three months ended March 31, 2023.

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(c)	Adjustment related to Peru Airport right-of-use (“ROU”) assets and lease liabilities - The Group made accounting adjustments to appropriately reflect the accounting treatment of ROU assets and lease liabilities related to the ground lease in Peru, in accordance with IFRS 16, Leases. The Group recognized interest expense of $58,272 related to the ground lease in the condensed consolidated interim statements of profit or loss and other comprehensive (loss) income for the three months ended March 31, 2023.

(d)	Adjustment related to investment property valuation gain and rental revenue due to lease termination – The Group made accounting adjustments to correctly reflect the accounting treatment of a lease termination, in accordance with IFRS 16, Lease, and IAS 40, Investment Property. Specifically, although in January 2023, the Group appropriately wrote off the rent leveling asset balance associated with the termination of the lease, it should have impacted investment property valuation gain (or loss), rather than the contra-revenue account. This is because that the rent leveling constitutes an integral component of the fair value of the investment properties and is therefore accounted under IAS 40. As a result, the Group reclassed $1,586,004 from rental revenue to investment property valuation gain for the three months ended March 31, 2023.

(e)	Classification of loans to tenants and the associated repayment on the condensed consolidated interim statements of cash flows – The Group reclassified loans to tenants and associated repayment from operating activities to investing activities on the condensed consolidated interim statements of cash flows because the loans extended to tenants and the resulting repayments constitute financing provided by the Group to the tenants, and should therefore be categorized as investing activities, not operating activities on the statements of cash flows. The net amount of the correcting adjustment was $183,286 for the three months ended March 31, 2023. There was no impact to the condensed consolidated interim statements of profit or loss and other comprehensive (loss) income.

(f)	Adjustment related to expected credit loss calculation – The Group made accounting adjustments to appropriately reflect the accounting treatment of expected credit loss in accordance with IFRS 9. Specifically, in the condensed consolidated interim statements of profit or loss and other comprehensive (loss) income, the Group recognized investment property operating expense of $155,904 for the three months ended March 31, 2023.

(g)	Tax adjustment - The Group adjusted the income tax expense by $5,180,925 recognized during the three months ended March 31, 2023. These adjustments are attributable to a portion of the fair value for investment properties, which previously was not considered in the measurement of the deferred tax liability.

The Group adjusted the income tax expense by $3,840,216 for the three months ended March 31, 2023 through deferred tax liability related to the debt denominated in USD which, when converted into local currency for purposes of the tax return calculation, result in a currency gain or loss. Deferred taxes are recognized for the unrealized basis difference between the local currency and USD debt balances.

The Group adjusted income tax expense by $228,687 for the three months ended March 31, 2023, for the tax impact of the other non-tax restatement adjustments.

(h)	Other adjustments – There are other restatement matters otherwise not described in items (a) through (g) of this Note. The related adjustments are not material individually and in aggregate to the Group’s condensed consolidated interim statements of profit or loss and other comprehensive (loss) income for the three months ended March 31, 2023, and condensed consolidated interim statement of cash flows for the three months ended March 31, 2023. Specifically, in the condensed consolidated interim statement of profit or loss and other comprehensive (loss) income, the Group had a decrease of ($37,217) in profit before taxes for the three months ended March 31, 2023. The aggregate impact of these misstatements to the Group’s condensed consolidated interim statement of cash flows for the three months ended March 31, 2023 was an increase of $11,426 in net cash generated by operating activities, a decrease of $9,627 in net cash used in investing activities, and a net increase to cash and equivalents of $1,799.

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The following summarizes the impact of the restatement on the Group’s condensed consolidated interim statements of profit and loss and other comprehensive (loss) income for the three months ended March 31, 2023:

		For the three months ended March 31, 2023
Per Previous Caption	Per Current Caption	As Issued	Policy Changes	Restatement Adjustments	Note	As Restated

REVENUES	REVENUES
Rental revenue	Rental revenue	$7,643,504	$—	$1,578,839	(d),(h)	$9,222,343
Development fee income	Other	27,643	—	—		27,643
Total revenues	Total revenues	7,671,147	—	1,578,839		9,249,986

COST AND OPERATING EXPENSES	—
Investment property operating expense	Investment property operating expense	(1,178,834)	—	(119,693)	(f),(h)	(1,298,527)
General and administrative	General and administrative	(1,065,178)	(43,888)	(70,861)	(h)	(1,179,927)
Total costs and operating expenses	—*	(2,244,012)
OTHER NON—OPERATING INCOME (EXPENSES)	—
Investment property valuation gain	Investment property valuation gain	—	—	9,970,936	(a),(d), (h)	9,970,936
Interest income from affiliates	Interest income from affiliates	156,375	—	—		156,375
Interest expense	Financing costs	(5,253,919)	(70,848)	(177,275)	(b),(c),(h)	(5,502,042)
Office lease financing cost	—	(2,304)	2,304	—		—
Right-of-use amortization	—	(10,785)	10,785	—		—
Depreciation and amortization	—	(30,799)	30,799	—		—
Net foreign currency (loss) gain	Net foreign currency gain (loss)	164,174	—	1,124	(h)	165,298
Other income	Other income	46,374	—	219	(h)	46,593
Other expense	Other expenses	(121,724)	37,527	—		(84,197)
Deferred financing cost amortization	—	(33,321)	33,321	—		—
NET PROFIT BEFORE TAXES	Profit before taxes	341,206	—	11,183,289		11,524,495
INCOME TAX BENEFIT (EXPENSE)	INCOME TAX BENEFIT (EXPENSE)	8,298,213	—	(9,249,828)	(g)	(951,615)
PROFIT FOR THE PERIOD	PROFIT FOR THE PERIOD	$8,639,419	$—	$1,933,461		$10,572,880

OTHER COMPREHENSIVE LOSS:	OTHER COMPREHENSIVE INCOME:
Translation gain from functional currency to reporting currency	Translation gain from functional currency to reporting currency	2,614,371	—	(19,461)	(h)	2,594,910
TOTAL COMPREHENSIVE PROFIT FOR THE PERIOD	TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$11,253,790	$—	$1,914,000		$13,167,790

PROFIT (LOSS) FOR THE PERIOD ATTRIBUTABLE TO:	PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owner(s) of the Group	Owner(s) of the Group	6,081,669	—	1,309,551		7,391,220
Non-controlling interests	Non-controlling interests	2,557,750	—	623,910		3,181,660
Total	Total profit for the period	$8,639,419	$—	$1,933,461		$10,572,880

TOTAL COMPREHENSIVE PROFIT (LOSS) ATTRIBUTABLE TO:	TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owner(s) of the Group	Owner(s) of the Group	8,696,040	—	1,290,090		9,986,130
Non-controlling interests	Non-controlling interests	2,557,750	—	623,910		3,181,660
Total	Total comprehensive income for the period	$11,253,790	$—	$1,914,000		$13,167,790

Earnings for the period per share attributed to common stockholders of the Group	Earnings per share attributable to owner(s) of the Group – basic and diluted	$0.036				$0.040

*The subtotal is not presented in this row (except for “As Issued” column) as a result of the changes in presentation from the accounting policy.

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The following summarizes the impact of the restatement on the Group’s condensed consolidated interim statements of cash flows for the three months ended March 31, 2023:

		For the three months ended March 31, 2023
Per Previous Caption	Per Current Caption	As Issued	Policy Changes	Restatement Adjustments	Note	As Restated

Cash flows from operating activities:	Cash flows from operating activities:
Profit for the period	Profit for the period	$8,639,419	$—	$1,933,461	(a), (b), (c), (f),(g),(h)	$10,572,880
Adjustments:	Adjustments:
Depreciation, amortization and retirement	Depreciation and amortization	113,264	(82,465)	—		30,799
Bad debt reserve	Adjustment for expected credit losses	(168,239)	—	115,281	(f),(h)	(52,958)
Unrealized foreign currency exchange (loss) gain	Net foreign currency gain	(263,285)	—	—		(263,285)
Right of Use Amortization	Amortization of right-of-use assets	10,785	—	—		10,785
Investment properties valuation gain	Investment property valuation gain	—	—	(9,970,936)	(a),(d),(h)	(9,970,936)
—	Financing costs	—	5,324,767	177,275	(b),(c),(h)	5,502,042
Loss on debt negotiation	—	—	—	—		—
—	Loss on disposal of property and equipment	—	82,465	—		82,465
Rent leveling	Straight-line rent	918,431	10,908	(1,586,004)	(d)	(656,665)
Rent Incentive amortizations	—	10,908	(10,908)	—		—
Interest expense	—	5,253,919	(5,253,919)	—		—
Interest income from affiliates	Interest income from affiliates	(156,375)	—	—		(156,375)
Deferred income tax	Income tax expense	(8,379,275)	81,062	9,249,828	(g)	951,615
Current income tax	—	81,062	(81,062)	—		—
Deferred financing cost amortization	—	33,321	(33,321)	—		—
Office lease financing cost	—	2,304	(2,304)	—		—
Gain on early termination of office lease	—	(6,137)	6,137	—		—
Changes in working capital:	Working capital adjustments	—	(611,649)	(90,765)		(702,414)
(Increase) decrease in:
Receivables	—	(398,522)	398,522	—		—
Other assets	—	(287,422)	287,422	—		—
Increase (decrease) in:
Due to affiliates	—	85,128	(85,128)	—		—
Payables and accrued expenses	—	72,661	(72,661)	—		—
Security deposits	—	109,279	(109,279)	—		—
Income tax paid	Income tax paid	(504,704)	—	—		(504,704)
Net cash provided by operating activities	Net cash generated by operating activities	$5,166,522	$(151,413)	$(171,860)		$4,843,249

Cash flows from investing activities:	Cash flows from investing activities:
Additions to investment property, including acquisitions closing costs	Capital expenditure on investment properties	(4,614,684)	—	(9,627)	(h)	(4,624,311)
Additions to property, furniture and equipment	Purchases of property and equipment	(55,600)	—	—		(55,600)
Cash net proceeds from sale of investment properties	Proceeds from sale of investment properties	—	—	—		—
—	Repayments on loans to tenants	—	—	183,286	(e)	183,286
Restricted cash	Restricted cash	(5,254)	—	—		(5,254)
Net cash used in investing Activities	Net cash used in investing activities	$(4,675,538)	$—	$173,659		$(4,501,879)

Cash flows from financing activities:	Cash flows from financing activities:
Long term debt borrowing	Long term debt borrowing	3,526,140	—	—		3,526,140
Long term debt repayment	Long term debt repayment	(2,918,068)	—	—		(2,918,068)
Cash paid for raising debt	Cash paid for raising debt	—	—	—		—
Interest and commitment fee paid	Interest and commitment fee paid	(6,335,317)	—	—		(6,335,317)
Capital contributions from non-controlling partners	Capital contributions from non-controlling partners	500,000	—	—		500,000
Cash paid for commissions of new debt	Cash paid for commissions of new debt	(1,400)	—	—		(1,400)
Office lease liability repayments	Repayment of office lease payments	(11,217)	—	—		(11,217)
Initial public offering issuance costs paid	—	(149,109)	149,109	—		—
Lease financing cost paid	—	(2,304)	2,304	—		—
Net cash provided by financing activities	Net cash provided by financing activities	$(5,391,275)	$151,413	$—		$(5,239,862)

Effects of exchange rate fluctuations on cash held	Effects of exchange rate fluctuations on cash held	40,159	—	—		40,159
Net increase (decrease) in cash	Net decrease in cash and cash equivalents	$(4,860,132)	$—	$1,799	(h)	$(4,858,333)

Cash at the beginning of the period	Cash and cash equivalents at the beginning of the period	14,988,112	—	—		14,988,112

Cash at the end of the period	Cash and cash equivalents at the end of the period	$10,127,980	$—	$1,799		$10,129,779

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19.	SUBSEQUENT EVENTS

On April 30, 2024, the Group refinanced $46.6 million of its secured loans in Costa Rica with a new secured facility of $60.0 million with the same lender, BAC. The new secured loan has a term of 15 years, scheduled to mature in May 2039. The interest rate for the new loan is structured to be 2% above SOFR, which, as of the issuance date of the loan, equates to an effective annual rate of 7.33%. This rate is subject to quarterly review and subsequent adjustment based on the prevailing SOFR and the rate shall not fall below a floor of 5.50% per annum. The first installment of $480,858 is due on June 3, 2024.

On May 15, 2024, Latam Propco El Coyol Dos S de R.L. (a subsidiary within the Group referred herein as “Coyol Dos”) declared a dividend of $1,000,000, with 50% attributable to the owner(s) of the Group, and another 50% attributable to the non-controlling interests. The dividend was subsequently paid out on May 17, 2024.

20.	APPROVAL OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The condensed consolidated interim financial statements were authorized for issue by the Group’s management on May 23, 2024.

* * * * *

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